Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-231118-01

June 21, 2021

The Connecticut Light and Power Company

doing business as Eversource Energy

Pricing Term Sheet
Issuer:	The Connecticut Light and Power Company doing business as Eversource Energy (the “Issuer”)
Security:	$425,000,000 2.05% First and Refunding Mortgage Bonds, 2021 Series A, due 2031
Principal Amount:	$425,000,000
Maturity Date:	July 1, 2031
Coupon:	2.05%
Benchmark Treasury:	1.625% due May 15, 2031
Benchmark Treasury Price / Yield:	101-10+ / 1.480%
Spread to Benchmark Treasury:	60 basis points
Re-Offer Yield:	2.080%
Price to Public:	99.730% of the principal amount
Interest Payment Dates:	Semi-annually on January 1 and July 1 of each year, commencing on January 1, 2022
Optional Redemption Provisions:	Make-whole call at any time prior to April 1, 2031 (3 months prior to the Maturity Date) at a discount rate of Treasury plus 10 basis points and on or after such date at par
Trade Date:	June 21, 2021
Settlement Date*:	June 30, 2021 (T+7)
CUSIP / ISIN:	207597 EN1 / US207597EN17
Ratings**:	A1 (Moody’s); A+ (S&P); A+ (Fitch)
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC
Wells Fargo Securities, LLC
Co-Manager:	Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the bonds initially will settle T+7 (on June 30, 2021) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of bonds who wish to trade bonds prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864; Citigroup Global Markets Inc. toll-free at (800) 831-9146; Goldman Sachs & Co. LLC toll-free at (866) 471-2526; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.